Exhibit 99.1

DDRM PROPERTIES LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015

and 2014 not Covered by Auditor’s Report)

DDRM Properties LLC

Consolidated Financial Statements

Table of Contents

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

Contents

Independent Auditor’s Report	1
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Comprehensive Loss	3
Consolidated Statements of Members’ Capital	4
Consolidated Statements of Cash Flows	5-6
Notes to Consolidated Financial Statements	7-21

Independent Auditor’s Report

To the Management of DDRM Properties LLC

We have audited the accompanying consolidated financial statements of DDRM Properties LLC and its subsidiaries, which comprise the consolidated statements of operations and comprehensive loss, of members’ capital and of cash flows for the year then ended December 31, 2013.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of DDRM Properties LLC and its subsidiaries for the year ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated balance sheets of DDRM Properties LLC and its subsidiaries as of December 31, 2015 and December 31, 2014, and the related consolidated statements of operations and comprehensive loss, of members’ capital and of cash flows for the years then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X, however, Rule 3-09 does not require the 2015 and 2014 financial statements to be audited and are therefore not covered by this report.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

March 19, 2014, except for the effects of discontinued operations discussed in Note 10 to the consolidated financial statements, as to which the date is March 12, 2015

DDRM Properties LLC

Consolidated Balance Sheets

As of December 31, 2015 and 2014 (not Covered by Auditor’s Report)

(In thousands)

	2015	2014
Assets
Real estate rental property:
Land	$341,653	$366,281
Building and building improvements	912,694	966,569
Tenant improvements	46,065	47,738
	1,300,412	1,380,588
Less accumulated depreciation	(282,522)	(256,528)
	1,017,890	1,124,060
Construction in progress	1,730	1,034
Real estate, net	1,019,620	1,125,094

Cash and cash equivalents	14,235	25,580
Restricted cash	814	1,411
Accounts receivable, net	12,845	12,693
Deferred lease costs, net of accumulated amortization of $11,491 as of 2015 and $9,817 as of 2014	11,055	11,173
Intangible assets, net of accumulated amortization of $38,797 as of 2015 and $39,139 as of 2014	1,399	2,003
Prepaid expenses and other assets	162	248
Total assets	$1,060,130	$1,178,202

Liabilities and Members' Capital
Mortgage notes payable, net	$897,828	$917,029
Accrued interest	3,760	3,810
Accrued real estate taxes	1,650	2,445
Accounts payable and other accrued liabilities, net	6,560	8,846
Prepaid tenant rents	3,438	3,171
Tenant security deposits	3,346	3,241
Total liabilities	916,582	938,542
Members' capital	142,905	238,478
Accumulated other comprehensive income	643	1,182
Total members' capital	143,548	239,660
Total liabilities and members' capital	$1,060,130	$1,178,202

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2015, 2014 and 2013

(Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

(In thousands)

	2015	2014	2013
Revenues from operations:
Minimum rents	$88,700	$93,096	$87,081
Percentage and overage rents	444	322	304
Recoveries from tenants	29,232	28,001	26,608
Ancillary and other income	2,045	6,077	1,222
Total revenues	120,421	127,496	115,215

Rental operation expenses:
Operating and maintenance	20,233	20,090	19,533
Real estate taxes	16,469	16,019	15,497
Asset management fees (Note 5)	3,311	3,338	3,339
Management fees (Note 5)	4,633	4,605	4,443
General and administrative	2,253	1,765	1,580
Depreciation and amortization	42,824	41,132	42,690
Impairment charges (Note 9)	52,252	17,653	12,764
Total expenses	141,975	104,602	99,846
Operating (loss) income	(21,554)	22,894	15,369

Other income (expense):
Interest income	14	2	4
Loss on debt extinguishment	(12)	—	—
Interest expense	(51,932)	(52,488)	(52,553)
	(51,930)	(52,486)	(52,549)
Loss from continuing operations	(73,484)	(29,592)	(37,180)

Income (loss) from discontinued operations (Note 10)	—	9,705	(13,191)
	(73,484)	(19,887)	(50,371)

Gain on disposition of real estate, net	4,041	—	131

Net loss	(69,443)	(19,887)	(50,240)

Other comprehensive loss:
Amortization of interest rate contracts	(539)	(539)	(539)

Comprehensive loss	$(69,982)	$(20,426)	$(50,779)

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Members’ Capital

For the Years Ended December 31, 2015, 2014 and 2013

(Years Ended December 31, 2015 and 2014 not Covered by Auditor’s Report)

(In thousands)

Total
Balance at December 31, 2012	$350,965
Distributions	(5,000)
Net loss	(50,240)
Other comprehensive loss:
Amortization of interest rate contracts	(539)
Balance at December 31, 2013	$295,186
Distributions	(35,100)
Net loss	(19,887)
Other comprehensive loss:
Amortization of interest rate contracts	(539)
Balance at December 31, 2014	$239,660
Distributions	(26,130)
Net loss	(69,443)
Other comprehensive loss:
Amortization of interest rate contracts	(539)
Balance at December 31, 2015	$143,548

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2015, 2014 and 2013

(Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

(In thousands)

	2015	2014	2013
Cash flow from operating activities:
Net loss	$(69,443)	$(19,887)	$(50,240)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization	42,824	41,892	45,202
Amortization of deferred financing costs and interest rate contracts	849	837	857
Amortization of above- and below- market leases, net	(346)	(4,845)	(743)
Impairment charges	52,252	17,653	25,234
Gain on disposition of real estate	(4,041)	(9,565)	(131)
Loss on extinguishment of debt	11	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(290)	273	(1,689)
Prepaid expenses and other assets	86	(179)	82
Accrued interest	(50)	(21)	(5)
Accrued real estate taxes	(452)	659	(1)
Accounts payable and other accrued liabilities	(686)	(1,980)	(1,281)
Prepaid tenant rents	267	56	309
Tenant security deposits	118	253	176
Total adjustments	90,542	45,033	68,010
Net cash provided by operating activities	21,099	25,146	17,770
Cash flow from investing activities:
Net proceeds from disposition of real estate	29,561	43,285	253
Construction of and improvements to real estate and related assets	(12,295)	(14,110)	(10,117)
Change in restricted cash	597	325	(671)
Payment of lease procurement costs	(3,553)	(3,342)	(4,048)
Net cash provided by (used in) investing activities	14,310	26,158	(14,583)
Cash flow from financing activities:
Proceeds of mortgage notes payable	20,600	—	17,000
Payments of mortgage notes payable	(41,043)	(8,599)	(11,712)
Payments of debt issuance cost	(181)	—	(400)
Distributions to Members	(26,130)	(35,100)	(5,000)
Net cash used in financing activities	(46,754)	(43,699)	(112)
Net change in cash and cash equivalents	(11,345)	7,605	3,075
Cash and cash equivalents at beginning of period	25,580	17,975	14,900
Cash and cash equivalents at end of period	$14,235	$25,580	$17,975

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2015, 2014 and 2013

(Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

(In thousands)

	2015	2014	2013
Supplemental disclosure of non-cash investing and financing activities:
Write-off of fully amortized building costs	$3,591	$—	$—
Write-off of fully amortized tenant improvements	1,875	681	380
Write-off of fully amortized loan costs	970	194	189
Write-off of fully amortized deferred lease costs	1,233	912	514
Write-off of fully amortized intangible assets	312	200	284
Acquired fair value of real estate assets	—	1,365	—
Capital expenditures included in accounts payable and other accrued liabilities	1,500	2,601	753

The foregoing transactions did not provide or use cash, and accordingly, are not reflected in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor’s Report)

1.  Organization of Company

Background

DDRM Properties LLC (the “Company”) was formed in the state of Delaware on February 27, 2007 to acquire, own, and operate shopping centers (the “Properties”) located throughout the United States.  The Company first acquired the Properties on June 8, 2007.

The Company’s Members are DDR Corp. (“DDR”) and DDR Manatee Master REIT, Inc. (the “Master REIT”).  The Master REIT is the Managing Member of the Company.  DDR and the Master REIT have a 20% and 80% membership interest, respectively, and are collectively referred to as the “Members” and each, individually, a “Member.”

The Master REIT is responsible for the day-to-day management of the Company as the Managing Member.  The Company has engaged DDR Property Management LLC (“DDRPM”), a wholly- owned subsidiary of DDR, to act as the Property Manager.  Effective July 1, 2015, the asset management fee that was attributable to DDRPM was assigned to DDR.

Nature of Business

The Company is engaged in the business of owning and operating shopping centers.  The tenant base includes primarily national retail chains and local retailers.  Consequently, the Company’s credit risk is concentrated in the retail industry.  Adverse changes in general or local economic conditions could result in the inability of some tenants of the Company to meet their lease obligations and could adversely affect the Company’s ability to attract and retain tenants.

Revenues derived from the Company’s largest tenant Publix aggregated 12.2%, 11.8% and 14.2% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

The Properties

The Company owned 55 properties located in ten states as of December 31, 2015 and 56 and 59 properties located in eleven states as of December 31, 2014 and 2013, respectively, which are each owned by a wholly-owned single member limited liability company.  The total gross leasable area of the Properties is 7.6 million square feet (unaudited), 7.9 million square feet (unaudited), and 8.2 million square feet (unaudited) as of December 31, 2015, 2014 and 2013, respectively.

During the year ended December 31, 2015, the Company sold one property and received net proceeds of $29.6 million.  A portion of the net proceeds was utilized to pay down $20.6 million of outstanding debt.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

During the year ended December 31, 2014, the Company sold three properties and received net proceeds of $43.3 million.  A portion of the net proceeds was utilized to pay down $7.5 million of outstanding debt. The Company took title of a building valued at $1.4 million, through an assignment and assumption of a ground lease during the year ended December 31, 2014.

During the year ended December 31, 2013, the Company received net proceeds of $0.3 million for a land condemnation of approximately 0.17 acres of land (unaudited) adjacent to a shopping center.  The net proceeds were utilized to pay down outstanding debt.

Significant Membership Terms

The Company’s profits and losses are allocated to the Members in proportion to their respective percentage interests.

The Company’s cash flows are distributed to the Members on a quarterly basis in proportion to their respective percentage interests.

The term of the Company shall continue in perpetuity until one of the following events occurs:  i) an election to dissolve the Company made by the Members; ii) the sale or disposition of all or substantially all of the Properties and other assets of the Company; iii) entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Act; iv) the liquidation and dissolution of the parent entity of the Master REIT; or v) any other circumstance requiring the liquidation of the Company pursuant to any provision of the Agreement or any other Fund Governing Document.

Upon a liquidating event by the parent entity of the Master REIT, DDR can elect to purchase one or more of the Properties at the time of liquidation.  If DDR elects not to purchase a property, the Limited Partners of the parent entity of the Master REIT can elect to participate in an in-kind distribution process.

2.   Summary of Significant Accounting Principles

Basis of Presentation

These financial statements have been prepared pursuant to Rule 3-09 of SEC Regulation S-X for inclusion in the Form 10-K of DDR Corp., as the Company is an equity investee of DDR Corp.  Pursuant to Rule 3-09, the financial statements as of and for the years ended December 31, 2015 and 2014 are not required to be audited and they, therefore, are not covered by the audit report included herein.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

Reclassifications

Certain reclassifications have been made to the Company’s 2014 financial statements to conform to the 2015 presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of DDRM Properties LLC and its wholly-owned subsidiaries, all of which are limited liability companies.  All significant intercompany balances and transactions have been eliminated.

Real Estate

Real estate assets are stated at cost less accumulated depreciation.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Building and building improvements	5 to 31.5 years
Tenant improvements	Useful lives, which approximate lease terms, where applicable

Depreciation expense on buildings and tenant improvements for the year ended December 31, 2015 was $39.3 million, which includes $3.3 million related to the write-off of unamortized basis associated with the demolition of a building for redevelopment and the early termination of tenant leases.  Depreciation expense on buildings and tenant improvements for the year ended December 31, 2014 was $36.4 million, which includes $0.7 million related to the write-off of unamortized basis associated with the early termination of tenant leases.  Depreciation expense on buildings and tenant improvements for the year ended December 31, 2013 was $36.8 million, which includes $0.4 million related to the write-off of unamortized basis associated with the early termination of tenant leases.

Expenditures for maintenance and repairs are charged to operations as incurred.  Significant expenditures, which improve or extend the life of the asset, are capitalized.

The Company reviews its real estate assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset's carrying value.  The determination of undiscounted cash flows requires significant estimates made by management and is based on the most likely expected course of action at the balance sheet date based on current plans, intended hold periods and available market information.  The determination of anticipated cash flows is inherently subjective and is based, in part, on assumptions regarding holding periods, future occupancy, rental rates and capital requirements that could differ materially from actual results.  If such impairment is present, an

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value.  See Note 9 for a discussion related to impairment charges recorded.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at acquisition to be cash equivalents.  The Company maintains cash deposits with major financial institutions which from time to time may exceed federally insured limits.  The Company periodically assesses the financial condition of the institution and believes that the risk of loss is minimal.

Restricted Cash

Restricted cash represents amounts on deposit with financial institutions primarily for debt service payments, real estate taxes, capital improvements and operating reserves as required pursuant to the respective loan agreement.  For purposes of the Company’s consolidated statements of cash flows, changes in restricted cash are reflected in cash from investing activities.

Deferred Financing Costs

Costs incurred in obtaining the Company's mortgages payable are capitalized and amortized into interest expense over the term of the mortgage on a straight-line basis, which approximates the effective yield method. The net cost is reflected, in accordance with Accounting Standards Update No. 2015-03 (“ASU 2015-03”), as a reduction of mortgages payable in the consolidated balance sheets (see “New Accounting Standards Adopted”).  Amortization expense was $1.4 million for each of the years ended December 31, 2015, 2014 and 2013.

Deferred Lease Costs

Deferred lease costs represent direct costs paid to enter into tenant leases and are amortized over the related lease term.  Amortization expense was $3.0 million, $2.9 million and $2.6 million, which includes $0.4 million, $0.9 million and $0.5 million related to the write-off of unamortized costs associated with the early termination of tenant leases for the years ended December 31, 2015, 2014 and 2013, respectively.

Intangible Assets and Liabilities

Intangible assets and liabilities (in the case of below-market leases) generally consist of in-place leases, tenant relationships, above-market leases, and below-market leases, which were recorded at the time of acquisition of certain properties. Above- and below-market lease values are recorded based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the estimated term of any below-market, fixed-rate renewal options for below-market leases. The purchase price is further allocated to in-place lease values and tenant relationship values based on management’s evaluation of the specific characteristics of the acquired lease portfolio and the Company’s overall relationship with the anchor tenants. The value of in-place leases and tenant relationships are amortized to depreciation and amortization expense over the weighted-average remaining initial term of the lease (and expected renewal periods for tenant relationships); however, no amortization period for the intangible assets will exceed the remaining depreciable life of the building. Above- and or below-market leases are amortized over the remaining life of the respective leases (plus fixed-rate renewal periods for below-market leases) as an adjustment to base rental revenue.

The Company’s intangible assets and liabilities are comprised of the following (in thousands):

	Net Carrying Value at December 31,			Amortization - for the years ended December 31,
	2015	2014	Useful Life	2015	2014	2013
In-place leases (1)	$601.4	$1,085.4	7-10 yrs	$467.4	$2,675.1	$5,749.3
Above-market leases	797.4	917.3	13-16 yrs	119.9	119.9	119.9
	1,398.8	2,002.7
Below-market leases (liability) (2)	2,067.0	2,532.6	8-21 yrs	465.6	4,965.2	863.4

(1) Includes value allocated to in-place leases, lease origination and tenant relationships.
(2) Classified in accounts payable and other accrued liabilities in the consolidated balance sheets.

The net estimated amortization pertaining to the Company’s finite-lived intangible assets and liabilities for the five years ending December 31, is as follows (in thousands):

2016	$145
2017	(96)
2018	(162)
2019	(54)
2020	(28)

In the event that a tenant terminates its lease, the unamortized portion of the intangible values is written off as an adjustment to revenue or expense, as appropriate.  During the year ended December 31, 2014, the unamortized portion of a below-market lease in the amount of $4.2 million was written off as an adjustment to revenue as the tenant did not exercise its option upon expiration of the original lease term.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

Revenue Recognition

Minimum rents from tenants are recognized using the straight-line method over the lease term.  Percentage and overage rents are recognized after the reported tenant’s sales have exceeded the applicable sales breakpoint.  Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon provisions of the individual tenant leases.  Lease termination fees are generally recognized upon termination of a tenant’s lease and vacating the space with no further rights.

Income Taxes

The Company has elected to be treated as a partnership for federal income tax purposes.  Accordingly, no provision has been made in the accompanying consolidated financial statements for any federal income taxes since each item of income, gain, loss, deduction or credit is reportable by the Members in their respective income tax returns.  The statues of limitations for income tax returns remain open for the years 2012 through 2015.

Interest

Interest paid aggregated $51.1 million, $51.8 million and $52.0 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Disposition of Real Estate

Gains from dispositions are recognized using the full accrual or partial sale methods, provided that various criteria relating to the terms of sale and any subsequent involvement by the Company with the properties sold are met. If the criteria for sale recognition or gain recognition are not met because of a form of continuing involvement, the accounting for such transactions is dependent on the nature of the continuing involvement. In certain cases, a sale might not be recognized, and in others all or a portion of the gain might be deferred.

Prior to the newly-adopted guidance for reporting discontinued operations on January 1, 2015 (see “New Accounting Standards Adopted”), pursuant to the definition of a component of an entity and, assuming no significant continuing involvement, the operations of the sold asset or asset classified as held for sale were considered discontinued operations. Interest expense that was specifically identifiable to the property was included in the computation of interest expense attributable to discontinued operations.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

assets and liabilities and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

New Accounting Standards Adopted

Discontinued Operations

In April 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”) a final standard that changed the criteria for determining which disposals are presented as discontinued operations. The revised definition of a discontinued operation is “a component or group of components that has been disposed of or is classified as held for sale, together as a group in a single transaction,” and “represents a strategic shift that has (or will have) a major effect on an entity’s financial results.” The FASB agreed that a strategic shift includes “a disposal of (i) a separate major line of business, (ii) a separate major geographical area of operations or (iii) a combination of parts of (i) or (ii) that make up a major part of an entity’s operations and financial results.” A business that, upon acquisition, qualifies as held for sale will also be a discontinued operation. The FASB also reaffirmed its  decision to no longer preclude presentation of a disposal as a discontinued operation if (a) there is significant continuing involvement with a component after its disposal, or (b) there are operations and cash flows of the component that have not been eliminated from the reporting entity’s ongoing operations. The Company was required to apply the standard for fiscal years beginning on or after December 15, 2014.  The Company adopted the standard effective January 1, 2015.  The adoption of this guidance is expected to substantially reduce the number of property disposals qualifying for discontinued operations as compared to historical results.  For the year ended December 31, 2015, one property disposal did not qualify for discontinued operations.  Properties sold prior to January 1, 2015, are not subject to ASU 2014-08 and therefore continue to be classified as discontinued operations using the previous definition.

Debt Issuance Costs

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”).  Under ASU 2015-03, debt issuance costs reported on the consolidated balance sheets would be reflected as a direct deduction from the related debt liability rather than as an asset.  The new guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, with early adoption permitted.  Retrospective application to prior periods is required.  The Company adopted this standard as of December 31, 2015, which resulted in a reclassification of deferred loan costs, net at December 31, 2014, and a decrease in total net assets of $3.0 million (see Note 4).

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

New Accounting Standards to be Adopted

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (“ASU 2014-09”). The objective of ASU 2014-09 is to establish a single comprehensive five-step model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Most significantly for the real estate industry, leasing transactions are not within the scope of the new standard. A majority of the Company’s tenant-related revenue is recognized pursuant to lease agreements. The new guidance is effective for annual reporting periods beginning after December 15, 2017.  The Company may elect to defer adoption for one year.  Entities have the option of using either a full retrospective or modified approach to adopt ASU 2014-09. The Company is currently assessing the impact, if any, the adoption of this standard will have on its financial statements and has not decided upon the method of adoption.

3.  Accounts Receivable

Accounts receivable, other than straight-line rents receivable, are expected to be collected within one year and are net of estimated unrecoverable amounts of $0.9 million and $1.6 million at December 31, 2015 and 2014, respectively.  At December 31, 2015 and 2014, straight-line rents receivable, net of estimated unrecoverable amounts of $0.3 million and $0.5 million, respectively, aggregated $5.9 million and $6.4 million, respectively.  The Company analyzes accounts receivable, tenant credit worthiness and current economic trends when evaluating the adequacy of unrecoverable amounts.

4.  Mortgage Notes Payable

The Company has the following mortgage notes payable outstanding (in thousands):

	Carrying Value
	at December 31,		Interest	Maturity
	2015	2014	Rate	Date

2007 Pooled Secured Financing	$883,505	$883,505	5.60%	07/05/17
2010 Pooled Secured Financing	—	20,106	*	02/11/16
2013 Pooled Secured Financing	16,076	16,413	3.56%	02/01/18
	$899,581	$920,024
Deferred financing costs, net	(1,753)	(2,995)
	$897,828	$917,029
* Refer to footnote disclosure below

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

The 2007 Pooled Secured Financing requires monthly payments of interest only with the principal due at maturity. It is cross-collateralized by 52 properties that had a net carrying value of $985.0 million and $1.1 billion at December 31, 2015 and 2014, respectively.

In February 2015, the Company refinanced the 2010 Pooled Secured Financing for $20.6 million with an interest rate of LIBOR plus 140 basis points and a maturity date of February 11, 2016.  In October 2015, net proceeds of $20.6 million received from the sale of a shopping center were utilized to repay the outstanding debt.  The interest rate of the 2010 Pooled Secured Financing was 4.21% and the net carrying value of the two shopping centers was $42.9 million at December 31, 2014.

In January 2013, the Company obtained new mortgage financing for Hilliard Rome Commons and Heather Island Plaza (“2013 Pooled Secured Financing”) aggregating $17.0 million.  The 2013 Pooled Secured Financing requires monthly payments of principal and interest, based upon a 30-year amortization schedule for a term of five years.  It is cross-collateralized by the two properties that had a net carrying value of $26.4 million and $27.3 million at December 31, 2015 and 2014, respectively.

As of December 31, 2015, the scheduled principal payments of the mortgage notes payable for the next three years are as follows (in thousands):

2016	$347
2017	883,866
2018	15,368
$899,581

5.  Transactions with Related Parties (including Discontinued Operations)

DDR and DDRPM are entitled to an asset management fee equal to 0.75% of the gross asset value for each property as defined in the limited partnership agreement.  Asset management fees incurred by the Company aggregated $3.3 million, $3.6 million and $3.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Management fees earned by DDR and DDRPM are determined pursuant to provisions set forth in the management and leasing agreement.  The management fees earned by DDR and DDRPM are determined at an amount equal to 4% of gross rental receipts and are charged to operations as incurred.  Management fees incurred by the Company aggregated $4.6 million, $4.7 million and $4.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

DDR employees perform certain maintenance services at the Properties.  Maintenance services incurred by the Company aggregated $0.9 million, $0.7 million and $0.6 million for the years ended December 31, 2015, 2014 and 2013, respectively, which are recorded within operating and maintenance expenses on the consolidated statements of operations and comprehensive loss.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

DDR and DDRPM have the ability to earn leasing commissions for the rental of space to tenants in accordance with the management and leasing agreement.   Lease commissions are calculated based on whether the lease is a new lease or renewal of an existing lease, the rental income earned over the life of the lease or the square footage the tenant will occupy under the lease.  Lease commissions incurred by the Company aggregated $2.5 million, $3.2 million and $3.9 million for the years ended December 31, 2015, 2014 and 2013, respectively, which are recorded within deferred lease costs, net of accumulated amortization on the consolidated balance sheets.

DDR and DDRPM have the ability to earn construction management fees which are determined in accordance with the management and leasing agreement.  Except for the redevelopment or expansion of a property, construction management fees are calculated based on 5% of the cost of tenant improvements and other capital improvements, plus reimbursement of out of pocket costs and third party expenses.  The construction management fee for a redevelopment or an expansion is determined by the Company and DDR and DDRPM in connection with the approval of development expenditures.  The construction management fee is payable as costs for the work conducted are due and is subject to adjustment once the final costs for the work are determined.  The Company records the construction management fees to buildings and tenant improvements, as appropriate.  The capitalized cost is depreciated over the estimated useful life of the related asset.  Construction management fees incurred by the Company aggregated $0.7 million, $0.5 million and $0.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.

DDR performs legal services on behalf of the Company.  Legal fees incurred by the Company and paid to DDR aggregated $0.5 million, $0.4 million and $0.3 million for the years ended December 31, 2015, 2014 and 2013, respectively, which are recorded within general and administrative expenses on the consolidated statements of operations and comprehensive loss.

DDR employees perform certain tax preparation services on behalf of the Company.  Tax preparation fees incurred by the Company aggregated $13,776, $13,440 and $13,037 for the years ended December 31, 2015, 2014 and 2013, respectively, which are recorded within general and administrative expenses on the consolidated statements of operations and comprehensive loss.

The Company pays ancillary fees to DDR and DDRPM equal to 25% of all funds received from ancillary income sources, as defined in the management and leasing agreement. Ancillary income fees incurred by the Company aggregated $0.2 million, $0.2 million and $0.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.  These fees were recorded within general and administrative expenses on the consolidated statements of operations and comprehensive loss.

In accordance with the management agreement, DDR arranges for insurance coverage from insurers authorized to do business in the United States, which provide liability, property and flood coverage.  In 2015, 2014 and 2013, the Company remitted to DDR insurance premiums

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

associated with these insurance policies.  Insurance premiums billed to the Company aggregated $4.1 million, $4.9 million and $5.2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Related Party Payables

As of December 31, 2015 and 2014, the Company had related party payables of $1.3 million and $1.9 million, respectively.  The amounts are included within accounts payable and other accrued liabilities on the consolidated balance sheets and represents amounts owed to DDR and DDRPM for the services and fees discussed above incurred pursuant to the property management and other service agreements.

6.  Commitments and Contingencies

Shopping center space is leased to tenants pursuant to agreements which provide for terms ranging from one to thirty years; and, in some cases, for annual rentals, which are subject to upward adjustments based on operating expense levels, sales volume, or contractual increases, as defined in the lease agreements.

The scheduled future minimum rents from rental property under the terms of all non-cancelable tenant leases, assuming no new or renegotiated leases or option extensions for such premises, for the subsequent five fiscal years ending December 31, are as follows:

2016	$81,578
2017	69,581
2018	58,147
2019	46,871
2020	37,399

The Company and its subsidiaries are subject to various legal proceedings, which, taken together, are not expected to have a material adverse effect on the Company. The Company is also subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are covered by insurance. While the resolution of all matters cannot be predicted with certainty, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company’s liquidity, financial position or results of operations.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

7.  Derivative Instruments

Cash Flow Hedges

During 2007, the Company entered into treasury locks with a notional amount of $600 million.  The treasury locks were executed to hedge the benchmark interest rate associated with forecasted interest payments related to the then anticipated issuance of the mortgage notes payable. The treasury locks were terminated in connection with the issuance of $885 million in mortgage notes payable at the time the properties were acquired (Note 4).  The effective portion of these hedging relationships has been deferred in accumulated other comprehensive income and is being reclassified into earnings over the term of the debt as an adjustment to interest expense. The Company expects that within the next 12 months it will reflect as an increase to earnings approximately $0.5 million of the amount recorded in accumulated other comprehensive income.

The Company did not have any derivative financial instruments outstanding as of or during the years ended December 31, 2015, 2014 and 2013.

8.	Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair value disclosures of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable:

The carrying amounts reported in the consolidated balance sheets for these financial instruments approximated fair value because of their short-term maturities.

Debt:

Using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality and risk profile, the Company has determined the fair value of its debt to be $917.5 million and $987.1 million at December 31, 2015 and 2014, respectively.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments.

9.	Impairment Charges

Pursuant to the provisions of the standard ASC No. 360, Accounting for the Impairment or Disposal of Long-Lived Assets, related to assets being held and used, the Company recorded impairment charges related to ten, one and four properties aggregating $52.3 million, $17.7 million and $25.3 million during the years ended December 31, 2015, 2014 and 2013,

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

respectively.  The 2015 impairments were triggered primarily due to a change in the Company’s business plans for these assets and the resulting impact on its holding period assumptions.  The 2014 and 2013 impairments were triggered primarily due to the Company’s marketing of these assets for sale and management’s assessment of the likelihood and timing of one or more potential transactions.  Three properties were sold in 2014 and as a result the impairment charges were classified within discontinued operations (Note 10) for the years ended December 31, 2014 and 2013, respectively.

Measurement of Fair Value

The Company is required to assess the fair value of impaired real estate assets. The valuation of impaired real estate assets is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows, the income capitalization approach considering prevailing market capitalization rates, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties and/or consideration of the amount that currently would be required to replace the asset, as adjusted for obsolescence. Although, the Company may consider multiple valuation techniques when measuring the fair value, in certain circumstances, a single valuation technique may be appropriate.

Fair Value Hierarchy

The standard Fair Value Measurements specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The following summarizes the fair value hierarchy:

•	Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•

Level 2 — Quoted prices for identical assets and liabilities in markets that are inactive, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals, and

•	Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

Items Measured at Fair Value on a Non-Recurring Basis

The valuation techniques utilized by the Company were determined to fall under level 3 of the fair value hierarchy for the years ended December 31, 2015, 2014 and 2013, respectively.

	Fair Value Measurements (in millions)
	Level 1	Level 2	Level 3	Total	Total Impairment
December 31, 2015
Long-lived assets held and used	$—	$—	$114.9	$114.9	$52.3

December 31, 2014
Long-lived assets held and used	—	—	25.7	25.7	17.7

December 31, 2013
Long-lived assets held and used	—	—	22.5	22.5	12.8
Assets sold	—	—	19.2	19.2	12.5

The following table presents quantitative information about the significant unobservable inputs used by the Company to determine the fair value of non-recurring items (in millions):

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value
	at December,
	2015	2014	Valuation Technique		Unobservable Input	Range

Impairment of long-	$31.1	$25.7	Direct Capitalization		Market Capitalization	7% - 7.75%
lived assets			Approach		Rate

	83.8	—	Discounted Cash Flow	(A)	Discount Rate	7.75% - 10.0%
					Terminal Capitalization Rate	7.25% - 9.5%

(A) The fair value measurement was developed using management's assumptions or by third-party sources subject to the Company's corroboration for reasonableness.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(Information for the Years Ended December 31, 2015 and 2014 not Covered by Auditor's Report)

10. Discontinued Operations

During the year ended December 31, 2015, the Company sold one property.  This asset sale has not been classified as discontinued operations in the financial statements, as this sale did not represent a strategic shift in the Company’s business plan (Note 2).

The Company sold three properties that were classified as discontinued operations for the years ended December 31, 2014 and 2013.  The following table provides a summary of revenues and expenses from properties included in discontinued operations prior to the newly-adopted guidance for reporting discontinued operations (Note 2) (in thousands):

	2014	2013
Revenues from operations:
Minimum rents	$1,888	$3,005
Percentage and overage rents	—	22
Recoveries from tenants	590	1,052
Ancillary and other income	79	100
Total revenues	2,557	4,179

Rental operation expenses:
Operating and maintenance	486	834
Real estate taxes	365	637
Asset management fees (Note 5)	223	168
Management fees (Note 5)	105	323
General and administrative	198	127
Depreciation and amortization	761	2,513
Impairment charges (Note 9)	—	12,470
Total expenses	2,138	17,072
Operating income (loss)	419	(12,893)

Other income (expense):
Interest income	—	(1)
Interest expense	(127)	(297)
Loss on debt extinguishment	(152)	—
	(279)	(298)
Income (loss) from discontinued operations	140	(13,191)
Gain on disposition of real estate, net	9,565	—

Income (loss) from discontinued operations	$9,705	$(13,191)

11. Subsequent Events

In accordance with ASC No. 855, Subsequent Events, the Company has evaluated subsequent events through the date of the Independent Auditor’s Report, the date the Company’s financial statements were available to be issued.